December 22, 2009
Mail Stop 3030
Kevin Vaughn, Accounting Branch Chief
Tara Harkins, Staff Accountant
Gabriel Eckstein, Staff Attorney
Jay Mumford, Reviewing Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yingli Green Energy Holding Company Limited Form 20-F for the Year Ended December 31, 2008 Filed June 15, 2009 File No. 001-33469
Dear Mr. Vaughn, Ms. Harkins, Mr. Eckstein and Mr. Mumford:
     Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 30, 2009 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”) of Yingli Green Energy Holding Company Limited (the “Company”).
     We set forth below our responses to the comments contained in the Staff’s letter. For your convenience, we have retyped your comments in this response letter in bold form and keyed our response accordingly.
Risk Factors, page 5
If the acquirer of the parent of our minority partner in Tianwei Yingli or any affiliate of such acquirer engages in sanctioned activities..., page 22

1.	We note, in addition to the information set forth in this risk factor, the following relating to China North Industries:
•	News articles from 2004 and 2005 relating to China North Industries’ $836M contract to expand the Tehran subway;

•	A 2005 news article relating to China North Industries’ supply of advanced weapons systems to Sudan as well as military training in South Sudan;

•	Information on China North Industries’ website relating to the delivery of heat preservation tanks to Syria; and

•	A 2007 news article relating to China North Industries’ China Zhenhua Oil Co. Ltd. unit having oil projects in Syria.
We also note that Baoding Tianwei Baobian Electric Co., Ltd.’s website lists Sahand of Iran and the country of Sudan as customers, and note 2007 news articles that discuss Baoding Tianwei’s exports to Sudan. In addition, a 2009 news articles that China South Industries Group Corporation exports its transformer products to Iran and Sudan.

Other than the risk factor discussion of China North’s designation by the State Department under the Iran Nonproliferation Act, your Form 20-F does not discuss contacts with Iran, Syria and Sudan, some of which appear to include military products and applications. Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

In response to the Staff’s request for a description of the nature and extent of the Company’s “past, current, and anticipated contacts with Iran, Syria and Sudan, whether through affiliates, distributors, or other direct or indirect arrangements,” the Company respectfully advises and confirms to the Staff as follows:
(a)	none of (i) the Company, (ii) any entity controlled by the Company, including Baoding Tianwei Yingli New Energy Co., Ltd. (“Tianwei Yingli”), or (iii) any entity that controls, or under common control with, the Company (collectively, the “YGE Group Companies” and each a “YGE Group Company”) had, has or plans or anticipates to have, any agreement, commercial arrangement or other contact, directly or through any distributor or agent, with Iran, Syria or Sudan, or with Cuba, Myanmar or North Korea, or with any country identified by the U.S. State Department as state sponsors of terrorism (collectively, the “Sanctioned

Countries”), the government of any of the Sanctioned Countries or any entity controlled by any of those governments; and
(b)	none of the YGE Group Companies (including Tianwei Yingli) provided, is providing or plans or anticipates to provide, any product or service, directly or through any distributor or agent, into any of the Sanctioned Countries.
In connection with the news articles and website posts noted by the Staff regarding contacts and relationships between Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), Baoding Tianwei Group Corporation (“Baoding Tianwei”), China South Industries Group Corporation (“China South”) and China North Industries (the full name of which is “China North Industries Corporation”, or “Norinco”), on the one hand, and the Sanctioned Countries, on the other, the Company wishes to advise the Staff that none of Tianwei Baobian, Baoding Tianwei, China South or Norinco controls, is controlled by or under common control with, the Company. For details of the relationships among the Company, Tianwei Yingli, Tianwei Baobian, Baoding Tianwei, China South and Norinco, please see Exhibit A to this response letter, which has been prepared based on the Company’s knowledge of the relevant information. To summarize these relationships:
(i)	Tianwei Baobian is the minority shareholder of, and holds a 25.99% equity interest in, Tianwei Yingli, one of the Company’s operating subsidiaries in China, and the Company holds the other 74.01% equity interest in Tianwei Yingli;

(ii)	Baoding Tianwei is the parent company of, and holds a 51.1% shares in, Tianwei Baobian;

(iii)	China South is wholly-owned by the Chinese central government (through its state-owned assets administration department) and became the ultimate parent company of Tianwei Baobian following China South’s acquisition of Baoding Tianwei in March 2008 (the “Acquisition”); and

(iv)	Norinco is wholly-owned by the Chinese central government (through its state-owned assets administration department), with a 50% equity interest held by China South.
The Company wishes to advise the Staff that the Company does not have any control over the business operations of Tianwei Baobian, Baoding Tianwei, China South or Norinco. None of Tianwei Baobian, Baoding Tianwei, China South and Norinco is under any obligation to provide any information to the Company relating to such entity’s business activities. Accordingly, the Company respectfully advises the Staff that the Company does not possess, and is not in a position to provide the Staff with, any information on the nature and extent of the past, current, and anticipated contacts between Tianwei Baobian, Baoding Tianwei, China South and Norinco, on the one hand, and the Sanctioned Countries, on the other, whether through their respective affiliates, distributors, or other direct or indirect arrangements.

In addition, the Company wishes to supplementally advise the Staff that, notwithstanding the 25.99% equity interest held by Tianwei Baobian in Tianwei Yingli, none of Tianwei Baobian, Baoding Tianwei, China South or Norinco has any control over the business operations and strategic direction of Tianwei Yingli or any of the YGE Group Companies, individually or taken as a whole. None of Tianwei Baobian, Baoding Tianwei, China South or Norinco has ever requested Tianwei Yingli or any YGE Group Company to provide any product, service or resource directly, through distributors or by other means to, or otherwise form or get involved in any relationship with, any of the Sanctioned Countries, any government of the Sanctioned Countries or any entity controlled by those governments.

The Company also wishes to advise the Staff that, under the joint venture contract entered into with Tianwei Baobian in August 2006, the Company granted Tianwei Baobian a right to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Details of this subscription right granted to Tianwei Baobian and the related risks have been disclosed in the Form 20-F, on pages 43 and 22, respectively. To the Company’s knowledge, up to the date of this letter, Tianwei Baobian has not taken any action, nor has it notified the Company or otherwise indicated that it has any plan, to exercise this subscription right.
2.	Please discuss the materiality of your contacts with Iran, Syria, and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, please address for us the consideration given to including additional information regarding contacts with countries the U.S. State Department has designated state sponsors of terrorism in the risk factors by Tianwei Baobian and Tianwei Yingli.

As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. In this regard, we note that China North Industries Corporation appears on lists of prohibited companies published by some of these entities.

Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, and Sudan.

In response to the Staff’s several requests in this comment, the Company wishes to advise the Staff in the following respects:

Materiality analysis of contacts with the Sanctioned Countries

As discussed in the response to the first comment above, neither the Company nor any of the other YGE Group Companies (as defined above and including Tianwei Yingli) had, has or plans or anticipates to have, any contact (material or otherwise) with the Sanctioned Countries.

With regard to the materiality of the contacts between Tianwei Baobian and the Sanctioned Countries, the Company respectfully submits to the Staff that, as discussed in the response to the first comment above, the Company does not have any control over the business operations of Tianwei Baobian. Accordingly, the Company does not possess any information on such contacts, other than that included in the website posts noted by the Staff, which can provide a reasonable basis for any meaningful materiality analysis, in quantitative or in qualitative terms, as requested by the Staff.

Consideration on including additional information

In response to the Staff’s request for the Company to address the consideration given to including additional information regarding contacts with the Sanctioned Countries, the Company wishes to advise the Staff that, at the time of filing the Form 20-F, the Company was fully aware of the affiliation between Tianwei Yingli and Tianwei Baobian, Baoding Tianwei, China South and Norinco as the result of the Acquisition. The Company also disclosed the fact that China North Industries (i.e., Norinco) was designated by the U.S. State Department under the Iran Nonproliferation Act of 2000 as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. The Company believed, and so disclosed in the referenced risk factor in the Form 20-F, that to the extent any affiliate resulted from the Acquisition is involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions, reputational issues relating to Tianwei Yingli or the Company may arise; and that investors in the United States may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities.

As it has come to the Company’s attention that Tianwei Baobian, Baoding Tianwei and China South have also had contacts with the Sanctioned Countries, the Company plans to enhance the referenced risk factor by including such additional contacts in the referenced risk factor in future filings. In addition, in response to the Staff’s observation that China North Industries (i.e., Norinco) appears on lists of prohibited companies published by some of the state and municipal governments, universities, and other investors, the Company also plans to enhance the disclosure on Norinco in the referenced risk factor by including that additional information in future filings.

Analysis of potential impact of the investor sentiment

In response to the Staff’s request for an analysis of the potential investor sentiment, the Company wishes to advise the Staff that it continues to believe that the contacts between the affiliated entities resulted from the Acquisition with the Sanctioned Countries may give rise to reputational issues relating to Tianwei Yingli and the Company. In addition, if any of such affiliated entities becomes subject of any economic sanctions maintained by the United States or other countries or entities, investor sentiment may be further affected. Investors in the United States may believe that the value of their investment in the Company may be adversely affected due to the Company’s affiliation with such entities, or they may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities or sanctioned countries.

Revisions to the referenced risk factor

In consideration of the foregoing, the Company plans to revise the referenced risk factor and include the following revised risk factor in its future filings:
“If the acquirer of the parent of our minority partner in Tianwei Yingli or any affiliate of such acquirer engages in sanctioned activities inconsistent with the laws and policies of other countries, the reputation of Tianwei Yingli and us may be negatively affected. As a result, some of our shareholders may divest our shares and prospective investors may decide not to invest in our shares, which may cause the price of our ADSs to decline.
The United States and other countries maintain economic and other sanctions against several countries, or the sanctioned countries, and persons engaged in specified activities, such as support of the proliferation of weapons of mass destruction and of terrorism. Baoding Tianwei Group Corporation, or Tianwei Group, the parent company of Tianwei Baobian, our minority joint venture partner which owns 25.99% in our operating subsidiary Tianwei Yingli, was acquired by China South in March 2008. There have been news reports that China South, Tianwei Group and Tianwei Baobian conducted construction activities in or exported transformers to some sanctioned countries in recent years. China North Industries Corporation, or Norinco, an affiliate of China South, was designated by the U.S. State Department under the Iran Nonproliferation Act of 2000 as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. Norinco was also reported to have had activities in and exported products to some sanctioned countries, some of which include military products and applications. In addition, Norinco is listed as one of the prohibited companies by some state and municipal governments, universities and investors due to its business relationships with the sanctioned countries.

We have no control over Tianwei Baobian, Tianwei Group, China South, Norinco or other affiliated entities resulted from China South’s acquisition of Tianwei

Group, nor has any of such entities requested Tianwei Yingli or us to have contacts with or otherwise conduct any sanctioned activity in any of the sanctioned countries. However, to the extent such affiliated entities are involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions, or if any of such affiliated entities becomes subject of any economic sanctions maintained by the United States or other countries or entities, reputational issues relating to Tianwei Yingli or us may arise, and the investor sentiment with respect to our ADSs may be affected. Investors in the United States may believe that the value of their investment in us may be adversely affected due to our affiliation with such entities, or they may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities or sanctioned countries. Any negative investor sentiment as the result of such reputational issues may cause the price of our ADSs to decline and adversely affect the value or your investment in us.”
Item 5. Operating and Financial Review and Prospects, page 65
Critical Accounting Policies, page 74
Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Series A and B Preferred Shares and Warrants, page 75
3.	We note your disclosure that you used American Appraisal China Limited to value certain of your equity instruments and intangible assets. While in future filings, management may elect to take responsibility for valuing your these items, please note that if you continue to refer to the work of the third party in a Form 20-F that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at our website at <http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm>. Revise future filings as appropriate to clarify the nature of the third party’s involvement.

The Company notes the Staff’s comment. The Company wishes to advise the Staff that, as the Staff has noted, American Appraisal’s service was used to value certain of the Company’s equity instruments and intangible assets in the Company’s historical periods. In the Company’s future filings, the management of the Company will elect to take responsibility for valuing the above items. To the extent the Company needs to refer to and rely on the work of any third party (such as an appraiser) in its future filings, the Company will obtain and file such third party’s consent as required by Rule 436 under the Securities Act and the referenced section of the Compliance and Disclosure Interpretation.
Valuation of Inventories, page 84
4.	We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. Please tell us and revise this disclosure in future filings to explain in more detail how you develop certain of your assumptions such as “expected demand” for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.
The Company advises the Staff that the expected demand and anticipated sales price are the key factors affecting the Company’s inventory valuation analysis. For purposes of its inventory valuation analysis, the Company develops expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and individual customer analysis. The Company also considers sales (and sales orders) after each reporting period-end but before the issuance of its financial statements to assess the accuracy of its inventory valuation estimates. Historically, actual demand and sales price have generally been consistent with or greater than expected demand and anticipated sales price used for purposes of the Company’s inventory valuation analysis.

The Company notes the Staff’s comment and will revise the referenced disclosure in future filings to include the additional details described above.
5.	We note your disclosure on page 66 that the PV module market has declined significantly in the fourth quarter of 2008. We also note your disclosure on page 68 that the prices of polysilicon declined in the fourth quarter of 2008 and that you expect it to continue to decline in 2009. It appears that both of these factors could negatively impact your ability to recover the full recorded amount of your inventory. Tell us how your inventory write-down of RMB 7.5 million for the year ended December 31, 2008 considered these factors.

The Company advises the Staff that the inventory write-down of RMB 7.5 million during the year ended December 31, 2008 was provided for defective work-in-progress and defective finished goods inventory. The Company sold such defective inventory to third parties at prices that did not result in any further loss or write-down.

Further, although the PV module market price declined in the fourth quarter of 2008 and continued to decline in 2009, the Company was able to sell the inventory held as of December 31, 2008 at positive margin due to the historically (prior to the decline in the fourth quarter of 2008) high gross margin and corresponding declines in its inventory cost (primarily due to the decline in polysilicon costs). The Company’s inventory turns are relatively short and therefore the inventory valued as of December 31, 2008 was fully consumed and sold at a positive margin prior to the filing of the Company’s Form 20-F on June 15, 2009.
Item 15, Controls and Procedures, page 139
Evaluation of Disclosure Controls and Procedures, page 139

6.	We note your disclosure that your “chief executive officer and chief financial officer concluded that [y]our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.” In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

The Company notes the Staff’s comment. The Company advises the Staff that in future filings of its annul reports on Form 20-F, the Company will revise to clarify, if true as of the end of the period for which the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures were made, that the Company’s officers concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Consolidated Financial Statements, page F-1
Note 2. Summary of Significant Accounting Policies and Significant Concentrations and Risks, page F-15
(s) Warranty Cost, page F-26
7.	We note that you accrue 1% of gross revenues for your potential warranty obligations. Please address the following:
•	Please tell us and revise future filings to disclose in more detail how you are able to estimate warranty costs for the 10 and or 25-year warranties against specified declines of initial power generation capacity considering you have only sold PV modules for six years.

•	Tell us and revise your notes and critical accounting policies in future filings to disclose how you determined that your warranty accruals are sufficient to cover future warranty claims and clarify each of the factors you considered in your analysis. In this regard, explain in greater detail the “industry-standard testing to test the quality, durability and safety” of your products.

•	It appears that your warranty accruals are based in part on the warranty accrual practice of other companies in the same business. Clarify why you believe it is appropriate to base your estimates of warranty accruals practice of other companies in the same industry.
The Company advises the Staff that the Company started selling PV modules in January 2003 and none of the Company’s PV modules had been in use for more than six years as of the end of 2008. Although the Company only had limited operating data, the Company believed it was able to make a reasonable estimate of the amount of the warranty obligation by considering the results of its quality testing, the comparability of the products the Company sold with those sold by other companies in the same industry, the warranty policies of these other companies and the Company’s limited past experience and operating data.
Quality Testing

The Company’s products are subject to internal and external industry-standard testing to test their quality, durability and safety. The industry standards used to test the Company’s products are established by the International Electrotechnical Commission, the TÜV Immisossionsschutz und Energiesysteme Gmbh and Underwriters Laboratories Inc. (collectively, the “Certifying Entities”). Certain of the Company’s PV modules are certified as meeting the standards established by these Certifying Entities. The Company also conducts its own internal reliability, durability and safety testing using the standards established by the above Certifying Entities. Based on the results of those tests, the Company believes that the quality, durability and safety testing of its products are within industry norms as governed by the standards established by the above Certifying Entities.

Comparability of Accrual Practice of and Products Sold by Other Companies

The Company’s warranty accrual practice is consistent with that of other publicly traded companies in the same industry. Specifically, the Company advises the Staff that, to the Company’s knowledge, based on publicly available information, the Company’s warranty accrual practice is the same as publicly traded companies in the same industry, such as Suntech Power Holding Ltd., Trina Solar Limited, Canadian Solar Inc., Solarfun Power Holdings Co., Ltd. and JA Solar holdings Co., Ltd., each of which also accrues 1% of gross revenue for the potential warranty obligations. These other companies manufacture products that are similar to Company’s products and are subject to the same testing by the Certifying Entities. These other companies also provide the same warranty as the Company does, which the Company believes is a standard industry practice. Therefore, the Company believes the reference to the accrual rate used by other companies in the same industry can be made as part of the Company’s analysis of its warranty obligation and that it is reasonable to base the Company’s estimates on these companies’ warranty accrual practice.

Operating Data

2008 was the first year that the Company incurred any significant warranty costs, which represented approximately 0.1% of average sales from 2006 to 2008. The warranty cost that has incurred up to the date of this letter in 2009 is insignificant. In addition to taking account of the warranty experience, the Company considers the expected product failure rates, the expected costs to repair or replace failed products, and potential service and delivery costs incurred in correcting a product failure. The limited past experience and future anticipated costs are consistent with the Company’s warranty practice to accrue 1% of gross revenue as warranty costs.
Based on the results of the industry-standard testing and the warranty accrual estimates of other companies in the same industry, as well as the Company’s historical experiences and estimates of future costs, the Company has accrued 1% of gross revenue as warranty costs. The Company believes that its basis for such an estimate is reasonable and appropriate.

The Company wishes to advise the Staff that it has explained the estimation methodology of the warranty obligation surrounding the quality testing and the reference to other companies in the same industry in its financial statements. Further, the Company advises the Staff that the related disclosure in the referenced note will be revised in the Company’s future filings as follows:
“Management’s estimate of the amount of its warranty obligation is based on the results of these tests, consideration given to the warranty accrual practice of other companies in the same industry and the Company’s expected failure rate and future costs to service failed products. The Company’s warranty obligation will be affected by its estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure.”
Further, the Company will revise future filings to disclose the additional details described above in the “Critical Accounting Policies” section.
Note 18. Capital Commitments, page F-51
8.	We note that you have entered into multi-year supply agreements for your polysilicon. Please tell us and revise your future filings to explain the nature and the terms of the arrangements. Within your discussion, please explain whether or not these arrangements are structured as “take or pay” arrangements whereby you will be required to pay regardless of whether you take delivery of the polysilicon.

The Company advises the Staff that under its multi-year supply agreements, the Company is only obligated to pay the supplier for the purchase price of polysilicon after the Company orders and takes delivery of the goods supplied. None of the Company’s supply agreements are structured as “take or pay” arrangements.

The Company advises the Staff that the following disclosure will be added to the referenced note in future filings:

“Under the multi-year supply agreements, the Company is only obligated to pay the supplier for the purchase price of polysilicon after the Company orders and takes delivery of the goods supplied. None of the Company’s supply agreements are structured as “take or pay” arrangements.”
Note 19. Step-up Acquisitions, page F-51
(b) Intangible assets, page F-53
9.	We note your disclosure that the estimated fair values of short-term and long-term supply agreements were determined based on the present values of the after-tax cost savings of the supply agreements. You further state that the after-tax cost savings was calculated based on the difference between the agreed-upon purchase price of polysilicon and the forecasted spot market price at the time of the expected inventory acquisition. Finally, we note your disclosures on page 68 regarding declines in polysilicon prices in 2008 that are expected to continue in 2009. Please tell us how you have evaluated these intangible assets that are not subject to amortization for impairment in 2008 and revise future filings as appropriate to discuss any impairment evaluations. In this regard, discuss whether the forecasted spot market price at the time of the expected inventory acquisition used in connection with the original valuation of these intangible assets anticipated the declines in polysilicon prices that began in the fourth quarter of 2008. Refer to paragraph 350-30-35-18 of the FASB Accounting Standards Codification.

The Company advises the Staff that, due to the decline in polysilicon prices which started in the fourth quarter of 2008 and were expected to continue in 2009, the Company performed an impairment test on the intangible assets in respect of the long-term supply agreements as of December 31, 2008.

As part of this impairment test, the Company used the “With and Without” approach to estimate the undiscounted cash flows from the long-term supply agreements as of December 31, 2008, which was consistent with that adopted in determining the fair value of long-term supply agreements at the original valuation dates. The projected cost savings as a result of the supply agreements were used as a basis in deriving the undiscounted cash flows from the long-term supply agreements. The undiscounted cash flows were then adjusted for the interest loss due to the related prepayments. In calculating the projected cost savings, the Company estimated the forecasted spot market price at the time of expected inventory deliveries with reference to the latest polysilicon industry market research. The Company anticipated that the polysilicon price was expected to continue to decline from 2009 through 2011 and become stable between 2012 and 2018. The forecasted spot market price used in the impairment test as of December 31, 2008 decreased by 20% to 72% comparing to those used in the original valuations. In spite of the declines in the forecasted spot market price, the undiscounted cash flows from the long-term supply agreements were above the carrying amount of the related intangible assets as of December 31, 2008. Therefore, the Company did not recognize any impairment.

The Company advises the Staff that the forecasted spot market price in connection with the valuation of the intangible assets on March 14, 2008 anticipated (i) declines in polysilicon prices from 2010 throughout 2013 as a result of the anticipated oversupply of polysilicon and (ii) an anticipated slight increase in polysilicon prices from 2014 throughout 2018. In respect of the other three original valuations of the intangible assets, the forecasted spot market price of the polysilicon anticipated a decline in 2010 and a stable price of polysilicon over the remaining delivery periods. However, the forecasted spot market prices used at the time original valuations were prepared did not anticipate the decline in polysilicon prices that occurred in the fourth quarter of 2008.
10.	We note in the table on page F-54 that the weighted average amortization period for long-term supplier agreements is 9.0 years. However, in the paragraph beneath the table, you state that the long-term supplier agreements will be amortized over the delivery period of 3 and 9 years, which suggests that the weighted average amortization period would be less than 9.0 years. Please revise future filings as appropriate to clarify the amortization periods for this intangible asset.

The Company notes the Staff’s comment and advises the Staff that the related disclosure in the referenced note will be revised in the future filings as follows:
“The intangible asset in connection with these four agreements will be amortized over the delivery period from 5 to 10 years, commencing in 2009.”
Note 21. Subsequent Events, page F-56
11.	We note here and from page F-34 that you acquired 100% of Cyber Power, which is a development state enterprise with plans to begin trial production of solar-grade polysilicon by the end of 2009. We note that Cyber Power was controlled at the time of acquisition by Mr. Miao, who beneficially owns 42.08% of your ordinary shares. We finally note that you believe that the acquired assets and liabilities do not constitute a business and that you accounted for the transaction by recognizing the assets and liabilities acquired at their relative fair values. Please tell us and revise future filings to address the following:
•	Explain why you do not believe the acquired assets and liabilities do not constitute a business based on the revised definition of a business in paragraph 805-10-55-4 through 9 of the FASB Accounting Standards Codification.
The Company advises the Staff that, based on the following analysis, the Company does not believe the acquired assets and liabilities constituted a business as defined in paragraphs 805-10-55-4 through 9 of the FASB Accounting Standards Codification (“FASB ASC”).

Summary

At the time of the acquisition, Cyber Power Group Limited (“Cyber Power”) was a development stage enterprise and in the early stages of building its polysilicon plant. Cyber Power expected to start the production in the second half of 2009. As of the date of acquisition, Cyber Power had obtained land use rights, made improvements to the land for which it had acquired land use rights, completed the construction of an office building, contracted with third-parties to design and build the manufacturing plant, made prepayments for equipment and received certain production equipment.

Analysis

As Cyber Power was a development stage enterprise that had no outputs, the Company considered the factors in FASB ASC 805-10-55-7 as follows:
A.	Cyber Power had not yet begun its planned principal activities and was still in the stage of developing manufacturing capabilities.

B.	Cyber Power did not have the production capabilities, employees, intellectual property or processes that could be applied to inputs, as summarized below:

Input

Long Lived Assets — Cyber Power had incurred RMB 712 million in construction costs, consisting of RMB 79 million related to a land use right, RMB 41 million related to land improvement costs, RMB 6 million related to an office building, RMB 246 million related to delivered equipment that had been installed, and RMB 340 million related to prepayments for equipment. Total construction costs were estimated to be RMB 2,600 million. Cyber Power had also contracted with third-parties to design and build the manufacturing plant. However, the manufacturing capability did not yet exist.

Employees — Cyber Power had 67 employees, most of whom were in the accounting, payroll, purchasing, construction management and other administrative functions. This compares to an estimated 500 employees with the necessary skills or experience that would be required to be recruited and organized to manufacture polysilicon.

Intellectual property — As of the date of the acquisition, Cyber Power did not possess any intellectual property.

Access to Suppliers — The main raw materials in the production of polysilicon is silicon dioxide. As of the date of the acquisition, Cyber Power had not yet established supply sources, although Cyber Power believed they were readily available in the market place.

Processes

Cyber Power had established a process over the development and construction of the plant and certain strategic management processes. However, Cyber Power had not developed its operational processes for production. Further, in addition to not having the production inputs, the Company also lacked the required workforce to be applied to the inputs to manufacture polysilicon.

C.	Cyber Power was pursuing a specific plan to produce polysilicon and was in the process of developing manufacturing capability. After developing manufacturing capability, Cyber Power would recruit and train a workforce and develop other required inputs to manufacture polysilicon.

D.	Cyber Power’s products were expected to be sold to the Company and therefore, Cyber Power had access to its customers.
Based on the above analysis, the Company concluded that Cyber Power did not qualify as a business because the assets acquired were not capable of being run as a business. The Company believed that, in determining if the assets acquired are capable of being run as a business, the lack of having a manufacturing capability and related processes (production, employees, supplier relationship, workforce training, etc.) is of more significance than the fact that Cyber Power was in the process of building a manufacturing plant and had both a plan to produce outputs and access to the Company to which Cyber Power’s products could be sold.
•	Explain in greater detail how you are accounting for the transaction, including a discussion of how you determined the fair values of the assets acquired. Discuss your determination of the “relative” fair values used for recognition purposes.
Cyber Power’s acquisition cost represented the fair value of the acquired assets and assumed liabilities. The acquired assets mainly consisted of RMB 79 million in land use right, RMB 41 million related to land improvement costs, RMB 6 million related to an office building, RMB 246 million related to delivered equipment that had been installed, and RMB 340 million related to prepayments for equipment (collectively, “CIP and Land Use Right”). The CIP and Land Use Right were newly purchased (within eight months and nine months from the acquisition date, respectively) and yet to be put into operation. Management concluded that the fair value of the CIP and Land Use Right was close to Cyber Power’s carrying amounts (which also represented the acquisition cost) as of the date of acquisition. The other assets consisted of loan receivables from related parties, the carrying amount of which approximated the fair value because of the short maturity period. The assumed liabilities mainly consisted of accounts payables and other liabilities, the carrying amount of which also approximated the fair value because of the short maturity period.

•	Discuss how you considered whether or not this transaction was an entity under common control pursuant to the guidance in 805-10-15-5 of the FASB Accounting Standards Codification.
At the time of the acquisition, 42.08% of the issued and outstanding share capital of the Company was held by Yingli Power Holding Company Limited (“Yingli Power”), which was (and still is) wholly owned by the family trust of Mr. Liansheng Miao. Mr. Miao had no direct or indirect ownership of the remaining 57.92% of the issued and outstanding share capital of the Company. Given that Mr. Miao’s ownership in the Company was less than 50%, the Company was not controlled by Mr. Miao at the time of the acquisition. Hence, although Cyber Power was wholly owned by Mr. Miao, the assets acquisition did not fall into the category of combinations between entities or businesses under common control.

Further, the Company advises the Staff that the related disclosure in the referenced note will be revised in its future filings as follows:
“Cyber Power, a development stage enterprise, was yet to have output or processes in place to create outputs as of the acquisition date. Thus, the acquired assets and liabilities did not constitute a business within the meaning of ASC Topic 805, ‘Business Combinations’. Therefore, the Company did not account for the acquisition of Cyber Power’s assets and liabilities as a business combination. The acquisition cost represented the fair value of the acquired assets and liabilities, which approximated their carrying amounts recognized by Cyber Power.”
* * * * *

     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (312) 8929-782.

Sincerely,
/s/ Zongwei Li
Zongwei Li
Director and Chief Financial Officer

Exhibit A*

*	Prepared based on the Company’s knowledge of the relevant information.